Mail Stop 6010
      August 2, 2005

Mr. Dennis L. Bergquist
Chief Financial Officer
Molecular Diagnostics, Inc.
414 N. Orleans St., Suite 502
Chicago, IL 60610


      Re:	Molecular Diagnostics, Inc.
      Form 10-KSB for the year ended December 31, 2004
		File No. 000-00935

Dear Mr. Bergquist:

      We have reviewed your response letter dated July 14, 2005. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

1. Please file your response letter dated July 14, 2004 on EDGAR, as required by Regulation S-T.

Item 6 - Management`s Discussion and Analysis or Plan of
Operation,
page 26

Restructuring Settlements, page 30

2. We have reviewed your response to our prior comment 1 in our letter dated June 16, 2005. It appears that these settlements relate to expenses previously included within operating income, therefore it would be appropriate to include the related settlements within operating income. Note the guidance at SAB 67. Please revise future filings to address our concerns or tell us why your current presentation is appropriate, citing any authoritative literature upon which you are relying.

Report of Independent Auditors, page F-2

3. We have reviewed your responses to our prior comments 4 and 5 in
our letter dated June 16, 2005.    Since Auditeurs & Conseils
Associes opinion was included in your Form 10KSB that was filed after
May 24, 2004, this opinion must comply with PCAOB Auditing
Standard
No. 1.  Please revise the audit report to comply with PCAOB
Standard
1 or tell us why you believe the audit report complies with current authoritative auditing literature.
`````

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 `You may contact Eric Atallah, Staff Accountant at (202)
551-
3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

      								Sincerely,

								Jay Webb
								Reviewing Accountant
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Mr. Dennis L. Bergquist
Molecular Diagnostics, Inc.
August 2, 2005
Page 2